HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Digital Technologies Ltd. ("HIVE", the "Company", "we" or "us") on a consolidated basis for the three months ended June 30, 2025, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three months ended June 30, 2025.

These documents and additional information regarding the business of the Company are available on the System for Electronic Data Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hivedigitaltechnologies.com. For the year ended March 31, 2025, the Company transitioned its financial reporting framework from International Financial Reporting Standards ("IFRS") to the generally accepted accounting principles in the United States of America ("US GAAP"). The transitionary date is April 1, 2023 which represents the opening balance sheet for the comparative period. The preparation of financial data is in accordance with US GAAP as issued by the Financial Accounting Standards Board ("FASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including August 14, 2025.

BUSINESS OVERVIEW

HIVE Digital Technologies Ltd. is a growth-oriented company listed on the TSX Venture Exchange ("TSXV"), the NASDAQ Capital Markets Exchange ("NASDAQ") and on the Open Market of the Frankfurt Stock Exchange. Our primary business is operating data centers, the computing power of which is used for high performance computing ("HPC") and generating hashrate which is sold to mining pools and then used for the "mining of cryptocurrencies".

HIVE operates "green" energy-powered data center facilities in Canada, Sweden, and Paraguay.  Our references to "green" energy are to our energy supply agreements with producers of hydroelectric power in Canada, Sweden and Paraguay, and previously, hosting agreements with suppliers in Iceland where the hosting facilities were powered by hydroelectric or geothermal power.  One of our key objectives in locating our facilities where they are is to avoid using energy derived from fossil fuels.  Our facilities are connected to local power grids that are controlled by local authorities.  As a result, we do not control the sourcing of our power, which may include energy from any source on the grid.  However, the close proximity of our facilities to hydroelectric, and previously geothermal, based power generating plants, makes it highly probable that most or all of the energy we use for our data centers originates from those hydroelectric plants, which is the basis for our saying that our operations are "green."

The following table summarizes the operational hashrate of each of the Company's major data centers together with its average operational power consumption and power capacity available to each such data center, as of July 31, 2025.

	Operational	MW	MW Capacity
Sites	Hashrate	Utilized	Available
New Brunswick, Canada owned facility**	3,096 PH/s	67.0 MW	70.0MW
Quebec, Canada leased facility	1,298 PH/s	29.5 MW	34.5 MW
Boden, Sweden leased facility	1,435 PH/s	28.5 MW	32.0 MW
Boden 2, Sweden owned facility	261 PH/s	4.5 MW	6.0 MW
Robertsfors, Sweden leased facility	69 PH/s	3.0 MW	4.0 MW
Notviken, Sweden leased facility	43 PH/s	1.0 MW	1.5 MW
Yguazu, Paraguay owned facility	8,928 PH/s	163.0 MW	200.0 MW
Quebec City, Canada hosted facility *	N/A	0.7 MW	0.7 MW
Montreal, Canada hosted facility *	N/A	1.4 MW	1.5 MW
Stockholm, Sweden hosted facility *	N/A	0.8 MW	0.8 MW MW
Total	15,130 PH/s	299.4 MW	351.0 MW MW

* Data center used for HPC / AI compute only.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

** Includes approximately 150 PH/s of BTC equivalent hashrate.

Currently, the majority of our data center power is being utilized by HIVE to generate hashrate which is sold to mining pools who then utilize the hashrate for the mining of Bitcoin. The mining pools acquire the hashrate from HIVE based on an FPPS payout model. We retain our Bitcoin in segregated, secure storage wallets with Fireblocks Inc. ("Fireblocks"), a third-party provider that specializes in secure crypto storage.  See "DIGITAL CURRENCY AND RISK MANAGEMENT" below.  We have not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  Our Bitcoin is not stored on any exchange.  Our Bitcoin is never "staked" for mining purposes (see definition of "Proof-of-Stake" below) or loaned to any third party.

The Company recognizes the majority of its revenue from the provision of hashrate services, where the company generates hashrate and sells said hashrate to mining pools which utilise the hashrate for their purposes while paying out HIVE based on an FPPS (as defined below) payout model for which the Company receives digital currencies and records them at their fair value on the date received.  The Company's revenue is being diversified through our expansion into data center operations, which support HPC and artificial intelligence ("AI") based applications.

Change of Name and Diversification of Business

On July 12, 2023, the Company changed its name from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd.  The change represents HIVE's evolving focus on revenue opportunities made possible by HIVE's large inventory of Nvidia Graphics Processing Unit ("GPU") cards in combination with emerging technologies, including AI, machine learning, advanced data analysis and HPC.

HIVE maintains a strong presence in Bitcoin mining through the generation and sale of its hashrate as a service; however, going forward, HIVE will diversify its business by utilizing its Nvidia GPU-based cards to build HPC clusters with Supermicro and Dell servers, which can provide computational power at a scale particularly useful for AI compute applications. In addition, the Company is branching out into the rental of GPU server clusters via marketplace aggregators and direct contracts and is developing new cloud service offerings.  This cloud service is designed to offer to users a selection of options to access computing resources ranging from a virtual instance of a single GPU, to a "bare-metal" server equipped with clusters of multiple GPU servers.  The term, "bare metal" refers to instances where a user rents a physical machine from our facility that is not shared with any other tenants.  Bare metal servers provide the high-performance capabilities of dedicated hardware combined with the flexibility and scalability of a cloud service.  Pricing will be based upon the level of computing power accessed.  Marketing for the cloud services is expected to be directed toward institutions, start-ups, small and medium-sized businesses and enterprises as an efficient and cost-effective alternative, which we believe will offer substantial savings in comparison to other major hyperscale cloud service providers.

FINANCIAL SUMMARY

	Three months ended June 30,
(in thousands, except share amounts)	2025	2024

Total revenue	$45,611	$32,241
Net income (loss)	35,016	(18,288)
Gross operating margin (1)	15,819	10,693

Basic income (loss) per share	$0.19	$(0.17)

Digital assets mined - BTC	406	449

1 Non-GAAP measure. A reconciliation to its nearest GAAP measures is provided under "Reconciliations of Non-GAAP Financial Performance Measures" below.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The Company is a reporting issuer in each of the Provinces and Territories of Canada and under the Securities Exchange Act of 1934 in the United States.  The Company's common shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Markets Exchange under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "YO0.F".  The Company's head office is located at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, and its registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3, Canada.

DEFINED TERMS

ANDE:	Refers to the Administración Nacional de Electricidad ("ANDE"), Paraguay's state-owned utility responsible for the generation, transmission, and distribution of electricity nationwide.
ASIC:	An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.
Bitcoin or BTC:	Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:	A Blockchain is a generally immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.
BuzzMiner:	A Bitcoin mining system developed by HIVE, using the Intel BlockScale ASIC, manufactured by an original design manufacturer ("ODM") which HIVE engaged, using aspects of the Intel Reference Design, with various improvements and optimizations and features implemented by HIVE (and unique to HIVE's BuzzMiner) including custom application programming interface ("API") calls, a software layer, operating modes at different ASIC frequencies, allowing HIVE to mine from 110 Terahash per second ("TH/s") to 130 TH/s at different efficiencies, along with demand response functionality.
Fireblocks:	Fireblocks LLC is an enterprise-grade platform delivering a secure infrastructure for moving, storing, and issuing digital assets.
FPPS:	FPPS (Full Pay-Per-Share) is a Bitcoin mining reward model where miners receive a fixed payout for each share submitted, covering both block rewards and transaction fees. The mining pool assumes the risk of block variability and pays miners regardless of actual block discovery, offering predictable earnings.
GPU:	A GPU or Graphics Processing Unit is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithm previously and more commonly now used to process machine learning or AI workloads
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network. All Company hashrate metrics that are provided within this report (e.g. EH/s) are from ASIC machines ("BTC only") unless otherwise specified.
Hashprice	Hashprice measures the daily revenue Bitcoin miners can expect to earn per unit of computational power and is typically measured in dollars per terahash per second per day ($/TH/s/day).
HPC:	High performance computing (HPC) is a business practice that combines computing resources to solve large problems that are too difficult or time-consuming for a single computer to handle. HPC is used in many industries, including business, science, engineering, and academic research and more recently, has been used to support artificial intelligence (AI) applications.
Mining:	Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.
Network Difficulty or Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof-of-Stake:	Under proof-of-stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.
Proof-of-Work:	Under proof-of-work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

SHA-256:	SHA-256 is a cryptographic Hash Algorithm. A cryptographic hash is a kind of 'signature' for a text or a data file. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.
Tier 3 Data Center:	A concurrently maintainable facility with multiple active power and cooling paths, allowing for planned maintenance without downtime. It features N+1 redundancy, meaning it has backup components to handle failures or maintenance, and guarantees an uptime of 99.982% (1.6 hours of downtime annually).
Valenzuela or HIVE Valenzuela Facility:	100 MW hydroelectric data center near Valenzuela, Paraguay
Yguazú or HIVE Yguazú Facility:	200-megawatt ("MW") hydroelectric facility located in Yguazú, Paraguay

OUTLOOK

Operations

The Bitcoin protocol is such that following every 210,000 blocks that are mined, the mining rewards are reduced by 50 percent (a "Halving").  The most recent Halving occurred on April 20, 2024, with the block rewards reduced from 6.25 BTC to 3.125 BTC. To mitigate the effects of a Halving, the Company intends to continue making opportunistic investments to upgrade its ASICs and infrastructure, to improve its fleet efficiency and to maximise hashrate. In addition to our cryptocurrency mining operations, the Company has continued its efforts to expand and diversify its facilities to offer HPC services to companies in the gaming, artificial intelligence and graphics rendering industries.

On January 2, 2024, the Company mutually agreed to the early termination of its service agreement for its facility in Blonduos, Iceland.

On November 1, 2024, the Company executed an early termination of its service agreement for its facility in Keflavik, Iceland. The service agreement was due to expire in May 2025, based on a 3-year term. The ASICs operation in the facility was of an older generation and was approaching the end of their economic life cycle. Instead of upgrading to new generation ASICs, the preferred option was to conclude the service agreement. This marked the end of the Company's operations in Iceland, and simplified the Company's global portfolio.  HIVE's operations in Canada, Sweden, and Paraguay provide the Company with a lower $/KWHR operating costs compared to the former Iceland facilities, and investments in new generation ASICs with lower J/TH and thus lower cost of Bitcoin production, which will allow longer economic lifecycles for the ASICs to generate profit margins from mining in data centers on sites that are wholly owned by HIVE.

Between November 10 and November 20, 2024, the Company announced the purchase of a total of 11,500 Canaan Avalon 1566 miners, comprising 6,500 units with a hashrate of 185 terahashes per second ("TH/s") and 5,000 units with a hashrate of 194 TH/s, each with an efficiency of 18.5 joules per terahash ("J/TH"). These miners, which collectively add approximately 2.17 exahashes per second ("EH/s") of capacity, have been fully installed.

On December 3, 2024, the Company announced the purchase of 13,480 S21+ Hydro miners, together with a call option to acquire an additional 13,480 units within one year, for a potential total of 26,960 units representing approximately 8.6 EH/s of capacity. The Company subsequently exercised this option, with approximately 7,420 units shipped to the Yguazú facility and the remaining 6,060 units scheduled for shipment to the Valenzuela facility in September 2025.

In April 2025, the Company purchased 16,560 Bitmain S21+ Antminers with an average hashrate of 216 TH/s, representing approximately 3.57 EH/s of capacity. This purchase also included a call option to acquire an additional 15,000 Bitmain S21+ Hydro miners within one year, which, if exercised, would add approximately 4.78 EH/s, bringing the potential total from this order to 8.36 EH/s.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

On January 27, 2025, the Company announced its plans to expand its global hash rate capacity to over 25 EH/s. This growth will be driven primarily by the expansion of operations in Paraguay, as well as ongoing upgrades to our existing data centers.

On March 17, 2025, the Company announced it closed the acquisition of the 200-megawatt ("MW") hydroelectric facility located in Yguazú, Paraguay. This facility forms the core of the first two development phases that are expected to support an additional 12.5 EH/s of operating capacity.

Phase 1 of the development, comprising approximately 6 EH/s of capacity, commenced operations in early April 2025 and was fully energized by mid-May 2025.

Phase 2, supporting a further 6.5 EH/s, is currently under construction and on track for completion by August 31, 2025.

A third phase of the Company's expansion into Paraguay is underway at the 100-megawatt site in Valenzuela, Paraguay. This site is expected to contribute the remaining capacity necessary to achieve the 25 EH/s target by American Thanksgiving 2025. The Company expects to improve its overall fleet efficiency to 17.5 J/TH.

These developments are central to HIVE's strategic commitment to fostering scalable, energy-efficient operations in regions that offer low-cost energy advantages. Management believes these advancements will drive significant value for our investors as we continue to optimize our operations and expand our presence in the Bitcoin mining landscape.

High Performance Computing

The Company has continued to develop and expand its HPC business, which draws on the Company's fleet of GPUs in enterprise grade CPU servers, operating in Tier 3 data centers. These GPUs operate with redundancy and are utilized for rental on GPU on-demand marketplaces and term contracts, where end users are typically performing Large Language Model ("LLM") computations, such as modeling, inference and fine-tuning. The Company's fleet of GPUs used for this purpose include the NVIDIA A5000, A6000, H100 and H200 GPUs. Currently the Company has operations in Tier 3 data centers in Montreal, Canada and Stockholm Sweden, where collectively approximately 5,000 GPUs are operating.

Energy Risks in Europe

Ever since Russia invaded Ukraine, there has been a global wake-up call on energy security. Many countries have implemented aggressive tax policies, strategic reserves, and industrial incentives to protect their domestic energy supply. In Europe, the sharp rise in energy prices underscored the vulnerability of unhedged power consumers, particularly in energy-intensive industries. At the same time, the geopolitical energy shock has reinforced the strategic value of data centers, which has surged even further in the wake of the AI super cycle ignited by OpenAI's ChatGPT and NVIDIA's advances in high-performance computing. This combination of energy scarcity and unprecedented demand for AI-driven compute capacity has made stable, low-cost renewable energy a critical competitive advantage in both digital asset mining and AI infrastructure services.

The Company has made best efforts to mitigate its exposure to high or unstable energy prices in Europe.  Notwithstanding those efforts, there is no assurance that this risk can be mitigated.  With respect to the Company's operations in Sweden, the increased energy prices across Europe resulting from the Russian invasion of Ukraine have been buffered partially by the Company having forward energy agreements for the purchase of electricity.  These energy hedging contracts allow HIVE to purchase a fixed quantity of power measured in MW, for a fixed period of time months. As a result, if the index spot price increases, HIVE can rely on a previously agreed upon fixed energy price to continue operations uninterrupted.

Furthermore, HIVE actively monitors the hashrate economics of its operations to determine earnings from digital asset mining measured in dollars per megawatt-hour ("MWHR"). Under certain market conditions, it may be more profitable for HIVE to sell its energy rights back to the grid-since the Company receives the proceeds of energy sold at index spot pricing, while paying the lower fixed price secured under the energy hedged contract-than to mine digital assets. This energy optimization strategy not only protects profitability but also demonstrates HIVE's operational flexibility in a volatile energy environment.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Our owned and leased Swedish data centers provide capacity of approximately 44.3 MW of renewable hydroelectric energy, which represents approximately 13% of our total global hydroelectric capacity. These facilities are strategically positioned to benefit from Sweden's robust renewable energy infrastructure and to support both Bitcoin mining and emerging AI workloads. In an era when energy security is increasingly linked to national policy and the compute economy is expanding at historic speed, HIVE's combination of stable renewable power and advanced data center infrastructure positions the Company to thrive across multiple high-growth digital sectors.

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power for the 24-month period from June 2023 to June 2025:

Source: bitinfocharts.com

This fiscal quarter hashprice was in the $40 to $60 per PH/s per day range. During this period we saw Bitcoin reach an all time high of $111,000 in May, and Difficulty reached a peak of 127T, however even during the periods of peak Difficulty, hashprice remained above $50 per PH/s per day.

Overall, the average hashprice from April to June 2025 was $51 per PH/s per day, and mining economics this quarter were down approximately 6% from the previous quarter average of $54 per PH/s. Nevertheless, HIVE increased its Gross Mining Margin this quarter to 34%, up from 28% the previous quarter.

The Bitcoin Halving event in April 2024 resulted in a significant decline in hashprice, falling from a range of approximately $100 to $120 per PH/s per day to a range of $40 to $60 per PH/s per day.

Since the quarter end, in July 2025 Bitcoin has risen to a new all-time high of $123,000, and Difficulty has also reached a new all-time high of 129T, and hashprice is back in the $60 per PH/s per day range. So while hashprice is not at pre-halving levels, with the advent of new ASICs with better energy efficiency, Bitcoin miners are able to realize strong $/KWHR revenues. When comparing against electrical operating costs, for example if power is $0.05 per KWHR hour, one would compare the $/KWHR revenue of an ASIC miner to have a correlation to Gross Mining Margin.

Notably, the introduction of next-generation ASIC miners, such as the Bitmain S21+ Antminer, has helped improve mining economics. For example, at a hashprice of $60 per PH/s per day-corresponding to Bitcoin trading at approximately $123,000 and network Difficulty of 129 trillion-an ASIC miner with an efficiency of 16.5 J/TH can generate revenue equivalent to approximately $0.15 per kilowatt-hour. These economics reflect the operating environment as of August 13 2025. Accordingly, the mining margin of an S21+ ASIC doing $0.15 per KWHR revenue, with $0.05 per KWHR operating cost would have a mining margin of approximately 65%.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The average monthly Bitcoin market data from April 2025 to June 2025 was as follows:

	April	May	June	Average
Bitcoin	2025	2025	2025	YTD F2026
Average price	$86,068	$103,315	$105,737	$98,373
Average daily difficulty (in trillions)	121.0	120.8	126.1	122.6

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

The average monthly Bitcoin market data from April 2024 to March 2025 was as follows:

	April	May	June	July	August	September
Bitcoin	2024	2024	2024	2024	2024	2024
Average price	$66,247	$65,043	$66,057	$62,739	$60,095	$60,212
Average daily difficulty (in trillions)	85.7	84.8	83.8	81.3	88.9	90.9

	October	November	December	January	February	March	Average
Bitcoin	2024	2024	2024	2025	2025	2025	YTD F2025
Average price	$65,362	$85,698	$98,344	$99,706	$95,925	$85,138	$75,881
Average daily difficulty (in trillions)	92.2	101.1	106.3	109.8	111.7	112.2	95.7

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs Difficulty* for the 24-month period from July 2023 to June 2025:

Source: Glassnode.com

The block reward is how new Bitcoin is "minted" or brought into the economy.  These rewards, which started at 50 Bitcoin per block at inception of the network in 2009, halve every 210,000 blocks, with the Halving that occurred on May 11, 2020 (the "2020 Halving"), resulting in a reward of 6.25 Bitcoin per block vs 12.5 Bitcoin per block immediately prior to the 2020 Halving.  The Halving which reduced the reward to 3.125 Bitcoin per block from 6.25 Bitcoin per block occurred on April 20, 2024.  The next Halving currently is projected to occur in April 2028, and will reduce the block reward at that time to 1.5625 Bitcoin per block.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

As a result of the April 20, 2024 Halving event, the total number of Bitcoins available to miners per day were reduced from 900 to 450 per day.

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies to sectors that are based on blockchain, distributed ledgers, technology and the mining, use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Ever since Russia's invasion of Ukraine, global energy security concerns have accelerated regulatory scrutiny, with many countries introducing aggressive tax policies and energy-specific levies to protect domestic supply. This geopolitical shift has coincided with the AI super cycle ignited by technology from high-performance computing breakthroughs, significantly increasing the strategic and economic value of data centers worldwide. The new operative term in global policy circles is "sovereign data centers"-facilities that nations view as critical infrastructure to control within their borders, particularly when they power both Bitcoin mining and AI workloads.

In 2025, the United States underwent a massive policy shift in favor of Bitcoin mining and digital asset innovation. Pro-Bitcoin legislation such as the Genius Act and a growing framework for stablecoin adoption have created one of the most favorable policy environments in the world for large-scale blockchain infrastructure. This stands in sharp contrast to Canada and Sweden, which have reacted with more knee-jerk, anti-Bitcoin mining measures in recent years, including restrictive energy allocation policies and increased scrutiny of mining infrastructure. By comparison, U.S. policy is now actively courting Bitcoin miners, positioning the country as a strategic hub for both blockchain and AI compute growth.

Within this mixed regulatory environment, HIVE has demonstrated adaptability. In Canada and Sweden, we have continued to operate despite policy headwinds, while in Paraguay-where we operate large-scale hydro-powered facilities-an unexpected tariff increase on hydroelectricity last summer underscored the risk of sudden policy changes. These examples highlight the dynamic and sometimes unpredictable nature of the Company's operating environment, as well as HIVE's proven ability to manage and adapt to shifting energy and tax landscapes while continuing to execute its growth strategy.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes ("VAT"), are constantly changing.

The Company's headquarters are in San Antonio, Texas, United States, and its registered office is in Vancouver, British Columbia, Canada. As such, the Company is subject to the jurisdiction of the laws of the State of Texas, the Province of British Columbia and the federal laws of each of the United States and Canada.  The Company manages its data centers and trading operations from Bermuda in order to simplify tax expectations.

The Company also has assets in Sweden and Paraguay and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.  See "Energy Risks in Europe" above.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, expectations with respect to the rate of inflation, and global or regional political or economic events.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Ongoing and future regulatory or tax changes may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects operations. Governments may curtail or outlaw the acquisition, use, or redemption of cryptocurrencies, or take regulatory action that increases operating costs or imposes additional licensing requirements. Such actions could also extend to restrictions on the acquisition, ownership, holding, selling, or trading of the Company's common shares. In an adverse scenario, these measures could force the Company to liquidate cryptocurrency inventory at unfavorable prices, reducing shareholder value.

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, December 22, 2023, May 28, 2024, October 14 & 16, 2024, and March 18, 2025 for Bikupa and February 14, 2023, December 21, 2023, June 14, 2024, September 11 & 23, 2024 and March 21, 2025 for Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of Swedish Krona ("SEK") 607.3 million or approximately $60.4 million.  The assessments covered the period December 2020 to July 2024 for Bikupa, and the period April 2021 to July 2024 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company has engaged an independent legal firm and independent audit firm in Sweden that have expertise in these matters to assist in the appeal process.  The Company does not believe that the decisions have merit because in our opinion and those of our independent advisors, the decisions are not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decisions.  In our opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statements that support the Swedish Tax Agency's position. The cases are currently in the County Administrative Court.

It is not yet known when these disputes will be resolved; the due process following appeals and the court ruling could extend well beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

If the Company is unsuccessful in its appeals, the full amount could be payable including other items such as penalties and interest that may continue to accrue.  The Company will continue to assess these matters.

In the spring budget of 2023, the Swedish Parliament abolished the reduced energy tax for data centers, effective as of July 1, 2023.  As a result of this decision, the Company's cost of energy at its HIVE Sweden facilities has increased by approximately 0.30 SEK per kWh.  Prior to the effective date of the abolishment of the energy tax reduction, HIVE's total cost of energy at the HIVE Sweden facilities was approximately 0.30 SEK ($0.03) per kWh.  Revenues from HIVE's operations at these facilities typically ranges from 0.80 to 1.00 SEK ($0.07 to $0.09) per kWh.  As at July 31, 2025, the HIVE Sweden facilities represent approximately 12% of the Company's global production of Bitcoin per day.  Even with this change, we believe that the HIVE Sweden facilities undertook positive actions to reduce the negative impact through the supplemental power pricing arrangement that was entered into in order to fix prices for electricity consumption at attractive prices.  The HIVE Sweden facilities have secured between 21 MW and 36 MW at an average price of approximately 0.26 SEK ($0.02) per kWh for the remainder of calendar year 2025, and 8.5 MW at an average price of 0.23 SEK ($0.02) per KWh for the calendar year 2026. The Company has been exploring and will continue to explore strategies for minimizing the impact.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures.  These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada.  The Company expects that the restriction on the Company's ability to claim back its consumption taxes, namely the Goods and Services Tax and Harmonized Sales Tax, which apply at combined rates from 5% to 15% on the cost of goods and services, could significantly add to the Company's ongoing operating costs and the costs of its capital expenditures and imports into Canada.  The measures obtained royal assent on June 22, 2023.  The Company has recorded a provision during the year ended March 31, 2024 in the amount of $4.5 million, for our ability to claim back our consumption taxes.  During the year ended March 31, 2025, an additional provision was recognized of $0.3 million and the Company recovered $0.8 million in relation to the provision of $4.5 million and reversed an additional $0.5 million of the same provision as a result of further examination of the sales tax provision amounts. During the period ended June 30, 2025, the Company paid $0.3 million towards the $0.3 million provisioned amount. The Company also received an assessment of $2.3 million for sales tax payable that is included in the provision as a result of a sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021, and the recovered amount of $0.8 million has been applied against the sales tax payable.  During the period ended June 30, 2025, the Company received sales tax credits totalling $1.4 million that were applied against the assessment of $2.3 million and the Company paid an additional $0.2 million towards this assessment. The Company will continue to work with our consultants and the Canadian authorities in resolving the disputed amounts.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

TRANSITION TO US GAAP FROM IFRS

Effective for the Fiscal Year ending March 31, 2025, Hive Digital Technologies Ltd. has transitioned its financial reporting framework from IFRS to US GAAP.

This change aligns the Company's accounting policies with the requirements applicable to entities listed or operating primarily in the U.S. market. As a result:

  The financial information for the three months ended June 30, 2025 are presented in accordance with US GAAP
  The consolidated financial statements for the fiscal year ended March 31, 2025, are presented in accordance with US GAAP.
  The comparative figures for fiscal year ended March 31, 2024 and June 30, 2024 have been restated for comparative purposes under US GAAP.
  The transition does not impact the underlying economics of the Company's operations but may affect the timing and classification of certain revenues, expenses, assets, and liabilities.

The transition enhances comparability with U.S.-listed peers, aligns with the Company's investor base, and supports future capital market initiatives. Management has implemented appropriate internal controls to ensure accurate and consistent application of the new accounting framework.

HIVE PARAGUAY FACILITIES

The Company announced on July 22, 2024 that it planned to develop its HIVE Valenzuela Facility. The Company has since entered into: (i) an engineering and construction agreement executed on September 26, 2024 between W3X S.A., being a wholly-owned subsidiary of the Company, and Rieder & CIA S.A.C.I., a company organized pursuant to the laws of Paraguay relating to high voltage infrastructure within the local utility's substation, bringing down the power to the HIVE Valenzuela Facility for which the contract value is approximately $3.8 million; and (ii) a purchase order from a hardware supplier for a total of 160 MVA substation components including transformers, miscellaneous electronic parts and components at an aggregate cost of $6.0 million.

On January 24, 2025 the Company entered into a binding letter of intent with Bitfarms Ltd. to acquire the Yguazú 200 MW hydro-powered Bitcoin mining facility in Paraguay which is under development (the "HIVE Yguazú Facility"). The Company's operational capacity in Paraguay will total 300 MW upon completion of this acquisition and will solidify its leadership as one of Latin America's largest Bitcoin mining operators.

The acquisition is valued at $56 million and includes ownership of a 240 MVA substation with 200 MW of capacity as well as all associated land and facilities.

Key terms of the deal include:

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

• $25 million payable at closing, which occurred on March 17, 2025.

• $31 million payable in equal installments over six months following closing.

In addition to this, HIVE assumed $19 million of PPA deposits to ANDE, the Paraguayan utility company, and assumed remaining construction completion costs. As of June 30, 2025, the full PPA deposit was paid to ANDE.

On March 17, 2025, the Company announced it closed the acquisition of the 200-megawatt HIVE Yguazú Facility located in Yguazú, Paraguay.

On April 6, 2025, the Company announced the energization and commencement of operations at its new HIVE Yguazú Facility. This site represents a key component of the Company's multi-phase infrastructure expansion strategy.

Mining capacity in Paraguay will come online in three distinct phases:

• Phase 1 (HIVE Yguazú Facility - Air-Cooled):

Phase 1 includes the deployment of 100 MW of air-cooled ASIC miners. Since energization, the site has been scaling according to plan, and full commissioning is anticipated by June 2025. Upon completion, Phase 1 is expected to contribute approximately 5 EH/s to the Company's total Bitcoin mining capacity. This will bring the Company's total installed capacity to 11.5 EH/s, at an average efficiency of approximately 20 Joules Per Terahash (J/TH). Phase 1 was successfully completed on schedule in June 2025.

• Phase 2 (HIVE Yguazú Facility - Hydro-Cooled):

Phase 2 will add an additional 100 MW of capacity at the HIVE Yguazú Facility. The Company will deploy Bitmain Hydro AntSpace containers equipped with Bitmain S21+ Hydro ASIC miners. Construction is currently progressing on schedule, with energization expected in June 2025 and full capacity anticipated by August 2025. Once complete, Phase 2 is projected to deliver an incremental 6.5 EH/s of hashrate. At this stage, the Company's total installed capacity is expected to reach approximately 18 EH/s, with a projected fleet efficiency of approximately 18.5 J/TH. Phase 2 has been advancing and has reached 4 EH/s in July 2025, and is expected to complete on Schedule before the end of Summer 2025.

• Phase 3 (HIVE Valenzuela Facility - Hydro-Cooled):

The third and final phase involves the addition of 100 MW of hydro-cooled capacity at the Company's Valenzuela Facility, utilizing the same Bitmain Hydro AntSpace and Bitmain S21+ Hydro miner configuration as Phase 2. Energization is scheduled for September 2025, with full deployment expected by the end of calendar 2025. Upon completion, Phase 3 is expected to contribute an additional 6.5 EH/s of hashrate, bringing the Company's total installed mining capacity to approximately 24.5 EH/s. Fleet-wide energy efficiency is expected to improve further to approximately 17.5 J/TH.

See Business Objectives and Milestones section under "USE OF PROCEEDS" for further details on expected facility site costs.

ASSET ACQUISITION

On November 29, 2023, the Company acquired a data center in Sweden ("Boden 2"). In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 thousand and $500 thousand in holdback common shares payable that are included in accounts payable and accrued liabilities as at March 31, 2025 and the period ended June 30, 2025. The Company also incurred $141 thousand in acquisition costs which were capitalized to the cost of the assets.

The $500 thousand in holdback common shares payable is to be paid at the later of: (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500 thousand less any amount payable by the Vendor to the Company in respect of such claim. As of the date of this report, the holdback common shares have not been paid out.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

in thousands
Cash paid	$647
Shares issued	1,088
Holdback payable	500
Acquisition costs	141
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

On January 28, 2025, the Company entered into a binding letter of intent with Backbone Hosting Solutions Inc. ("BHS") and Bitfarms Ltd. ("Bitfarms") to acquire Zunz S.A., which owns a Bitcoin mining data center under construction in Yguazú, Paraguay designed for a total power capacity of up to 200 MW.  The acquisition closed on March 17, 2025.  In consideration, the Company paid $25 million cash up front and will pay the remaining purchase price of $31 million over six months.  The consideration paid also includes transaction costs of $692 thousand and cash advanced by the Company after January 28, 2025. During the period ended June 30, 2025, the Company made three instalment payments on the acquisition loan payable and at June 30, 2025, $15.5 million remained outstanding (March 31, 2025 - $31 million).

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

in thousands
Cash paid	$25,000
Acquisition loan payable	31,000
Cash advances	7,260
Acquisition costs	692
Total consideration	63,952

Land	$952
Equipment	44
Building and leasehold	57,070
Power purchase agreement guarantee	3,314
VAT receivables	3,126
Other	52
Total assets	$64,558
Deferred tax liability	(606)
Net assets acquired	$63,952

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global, but the transaction was exempt from the formal valuation and minority approval requirements in Multilateral Instrument 61-10 Protection of Minority Holders in Special Transactions, because the fair market value of the transaction did not exceed 25% of the Company's market capitalization.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5 million common share purchase warrants (the "January 2021 Warrants").  Each five whole January 2021 Warrants entitles U.S. Global to acquire one common Share at an exercise price of C$15.00 per Share for a period of three years from closing.  On January 12, 2024, the January 2021 Warrants expired unexercised. The Company has been paying down this debt on a quarterly basis and the total outstanding amount as of the period ended June 30, 2025 is $2.4 million.

AT-THE-MARKET EQUITY PROGRAM

On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program"). The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

For the year ended March 31, 2024, the Company issued 1,374,700 common shares (the "May 2023 ATM Shares") pursuant to the May 2023 ATM Equity Program for gross proceeds of C$9.0 million ($6.8 million).  The May 2023 ATM Shares were sold at prevailing market prices, for an average price per May 2023 ATM Share of C$6.55.  Pursuant to the May 2023 Equity Distribution Agreement, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the May 2023 Equity Distribution Agreement. In addition, the Company incurred $162 thousand in fees related to its May 2023 ATM Equity Program.

On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

For the year ended March 31, 2024, the Company issued 13,612,024 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$71 million ($52.7 million).  The August 2023 ATM Shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.22.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.6 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $316 thousand in fees related to its August 2023 ATM Equity Program.

For the year ended March 31, 2025, the Company issued 12,534,457 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$51.1 million ($37.4 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.08.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2 thousand in fees related to its August 2023 ATM Equity Program. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

On October 3, 2024, the Company entered into an equity distribution agreement ("October 2024 Equity Distribution Agreement"). Under the October 2024 Equity Distribution Agreement, the Company may, from time to time, sell up to $200 million of common shares in the capital of the Company (the "October 2024 ATM Equity Program").

For the year ended March 31, 2025, the Company issued 46,573,974 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $154.9 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$4.71. Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $4 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $0.5 million in fees related to its October 2024 ATM Equity Program.

For the period ended June 30, 2025, the Company issued 38,109,822 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $70 million. The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $1.84 (C$2.54). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.8 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $145,000 in fees related to its October 2024 ATM Equity Program.

The Company is using the net proceeds from the May 2023 Equity Distribution Agreement, the August 2023 Equity Distribution Agreement and the October 2024 Equity Distribution Agreement for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital.  HIVE ended the period ended June 30, 2025, with 435 BTC on its balance sheet.

SPECIAL WARRANT FINANCING

On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per 2023 Special Warrant for aggregate gross proceeds to the Company of C$28.8 million (the "2023 Special Warrant Offering").  Each 2023 Special Warrant entitled the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.

In consideration of services, a cash commission of C$1.7 million, and 345,000 broker warrants were paid to the underwriters of the 2023 Special Warrant Offering. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 thousand in professional and other fees associated with the 2023 Special Warrant financing.

USE OF PROCEEDS

2023 Special Warrants Financing

The Company has used the net proceeds from the 2023 Special Warrants offering to support the growth of its Bitcoin mining footprint. Specifically, the Company used the net proceeds to fund the purchase of 7,000 S21 Antminer ASIC units announced on December 22, 2023 which were expected to expand the Company's Bitcoin mining capacity by 1.4 EH/s. The Company allocated C$19.5 million from the net proceeds to this acquisition, which includes C$0.2 million for supplemental expenses (which includes an update or expansion of power-distribution units to support the 7,000 S21 Antminer ASICs).  This resulted in an upgrade at the New Brunswick facility from the existing 38 J/TH miners to new 17 J/TH Bitmain S21 miners, which increased the Company's mining efficiency and improve the break-even cost of mining Bitcoin.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The following table sets forth the business objectives by the Company for the amount of proceeds from the Offering allocated to the objective, and an estimated completion date.

Business Objective	Amount of Gross Proceeds Allocated (CAD)	Estimated Completion Date
Purchase of 7,000 S21 Antminer ASIC units	$19.5 million	Completed(1)
General Working Capital & Overhead(2)	$7.4 million	N/A
TOTAL:	$26.9 million(3)	-

Note:

(1) As per the Company's press release dated December 22, 2023, the units were to be delivered over the period from January 2024 to June 1, 2024. As of the date of this report, the units have been delivered.

(2) The largest general working capital and overhead expenses for the Company are related to electricity and rent expenses at the Company's various facilities.

(3) Represents net proceeds of C$28.8 million less the Underwriters' Commission of C$1.7 million and estimated total expenses of C$0.2 million.

The total cost of the 7,000 S21 Antminer ASIC units was approximately $24.5 million.  Accordingly, in addition to the gross proceeds raised under the offering, the Company paid approximately $10.0 million from the August 2023 ATM Equity Program towards the above-noted business objectives. As of the date of this report, the Company has fully funded the purchase of the 7,000 S21 units and all units have been delivered.

The remaining proceeds from the offering had been allocated for general working capital and overhead costs. As of the date of this report, all of the proceeds from the offering have been spent on the use of proceeds described above.

Prior Use of ATM Proceeds

The Company previously raised aggregate gross proceeds of $3.9 million (C$5.2 million) pursuant to the 2022 ATM Equity Program; $6.8 million (C$9.0 million) pursuant to the May 2023 ATM Equity Program; $90.0 million (C$122.2 million) pursuant to the August 2023 ATM Equity Program; and, as of the date hereof, has raised $277.8 (C$388.4 million) pursuant to the October 2024 ATM Equity Program.  The following chart summarizes the proceeds raised pursuant to these offerings, and the amount spent on the Company's various facilities during the time such offerings were active:

Agreement	Proceeds	Use of Proceeds Per Facility(1)
2022 ATM Equity Program(2)	$3.9 million	Purchase of $5.5 million in data center equipment for New Brunswick Facility.
Purchase of $0.7 million in data center equipment for Lachute (Québec) Facility
Purchase of $26.0 million in data center equipment for Sweden (Boden) Facility
Purchase of $1.0 million in data center equipment for Iceland Facilities.
May 2023 ATM Equity Program (3)	$6.8 million	Purchase of $5.2 million in data center equipment for Lachute (Québec) Facility
Purchase of $12.9 million in data center equipment for New Brunswick Facility
August 2023 ATM Equity Program (4)	$90 million	Purchase of $15.1 million in data center equipment for Lachute (Québec) Facility
Purchase of $24.2 million in data center equipment for Sweden (Boden & Boden 2) Facility
Purchase of $25.1 million data center equipment for New Brunswick Facility
Purchase of $5.9 million data center equipment for Montreal Facility

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Agreement	Proceeds	Use of Proceeds Per Facility(1)
October 2024 ATM Equity Program (5)	$277.8 million	Purchase of $6.6 million in data center equipment for Sweden (Boden & Boden 2) Facility
Purchase of $15.6 million data center equipment for New Brunswick Facility and Montreal Facility
Purchase of $189.1 million in data center equipment and development costs for Paraguay Facilities
Purchase of $18.7 million data center equipment for Montreal (HPC) Facility
Acquisition of Zunz SA from Bitfarms Ltd. and project payments of $53.5 million for Yguazú Paraguay Facility

Notes:

(1) Note that the use of proceeds per facility is not in exact alignment with the proceeds under the various at-the-market offerings, as the Company funds acquisitions through a number of methods, including private placements and operating revenues.

(2) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated September 2, 2022 to a short form base shelf prospectus dated January 4, 2022.

(3) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated May 3, 2023 to a short form base shelf prospectus dated May 1, 2023.

(4) Proceeds raised through shares distributed at-the-market qualified by an amended and restated prospectus supplement dated August 17, 2023 to a short form base shelf prospectus dated May 1, 2023.

(5) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated October 3, 2024 to a short form base shelf prospectus dated September 11, 2024.

Business Objectives and Milestones

The Company's business objectives are to increase shareholder value and continue its operations as one of the globally diversified publicly traded data center companies with a focus on digital asset mining services and HPC, primarily powered by green energy.  The Company's expectations are based on significant assumptions and are subject to significant risks.

The Company intends to use the available funds as set forth above based on budgets and consultations with the Board of Directors of the Company.  However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary in order for the Company to achieve its overall business objectives.  Management has, and will continue to have, the discretion to modify the allocation of the Company's available funds, including the net proceeds of the offering, if necessary. Investors are cautioned that the actual amount the Company spends in connection with each of the intended uses of the proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "RISK AND UNCERTAINTIES" below.

The following are the milestones set out by the Company as of the date hereof:

  The Company also completed an upgrade of its fleet of existing equipment by making strategic purchases to replace the least efficient ASIC miners with new generation equipment.  The Company notes these ASICs have been run for their full economic lifecycle, to maximize ROI and free-cashflow from these machines. Since October 1, 2024, the Company has installed over 18,500 Canaan A1566 ASIC Miners with 185 TH/s each and 18.5 J/TH efficiency to replace existing end of life cycle ASICs.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)
  The Company is undertaking a 300 MW expansion of its Bitcoin mining infrastructure in 2025, across its Yguazú and Valenzuela sites. This expansion is structured in three phases: Phases 1 and 2 at the Yguazú facility, and Phase 3 at Valenzuela. As of the date of this report, Phase 1 at Yguazú is complete, with 100% of the initial 100 MW capacity being energized. Phase 2 is expected to scale throughout summer 2025, adding another 100 MW and approximately 6.5 EH/s of hashrate. Construction of Phase 3 at Valenzuela is also nearing completion, with energization and ramp-up scheduled to begin in late August and to be completed in calendar Q42025. Phase 3 will contribute an additional 100 MW and 6.5 EH/s, bringing the Company's total installed capacity to approximately 24.5 EH/s upon full deployment. This expansion supports the Company's strategic objective to scale high-efficiency operations in cost-effective energy markets, while significantly increasing overall hashrate and operational capacity.
  The Company has made several strategic ASIC purchases to scale to 25 EH/s. Notably these purchases are summarized as follows:
  The purchase of a total of 11,500 Canaan Avalon 1566 miners in November 2024, comprising 6,500 units with a hashrate of 185 terahashes per second ("TH/s") and 5,000 units with a hashrate of 194 TH/s, each with an efficiency of 18.5 joules per terahash ("J/TH"). These miners, will collectively add approximately 2.17 exahashes per second ("EH/s") of capacity
  The purchase of 13,480 Bitmain S21+ Hydro miners on December 2, 2024, with a unit efficiency of 15 J/TH and 319 TH/s per unit expected to produce 4.3 Exahash; This also includes a call option to purchase an additional 13,480 units within one year, bringing the potential total order to 26,960 units, or 8.6 EH/s.
  The purchase of 16,560 Bitmain S21+ Antminers in April 2025, at an average hashrate of 216 TH/s, which are expected to produce 3.57 ExaHash. This also includes a call option to purchase an additional 15,000 Bitmain S21+ Hydro miners within one year which would add an increase of 4.78 ExaHash, bringing the potential total order to 8.35 EH/s.
  The Company previously expressed its intent to expand its HPC line of operations by a factor of 10, which meant that the approximately 450 GPUs which were operating in the Company's beta test in early calendar year 2023 would be expanded to 4,800 GPUs operating in the HPC business unit. The Company notes that it had successfully installed 4,800 Nvidia A-series GPUs in Tier 3 data centers (comprised of A40, A6000, A5000 and A4000 cards) operating in SuperMicro servers, additionally the Company purchased 96 Nvidia H100 GPUs installed in Dell servers in December 2023.

The Company purchased an additional 248 Nvidia H100 GPUs installed in SuperMicro servers with InfiniBand, and also 504 Nvidia H200 GPUs installed in Super Micro servers with InfiniBand.

The Company currently operates approximately 4,300 Nvidia A-series GPUs (previously 4,650) since the Company found optimal configuration for certain AI application to have 8 GPUs per server for the Nvidia A40, instead of 10 GPUs per server for the A5000 and A4000. Overall, the Company still has 480 Supermicro Servers operating a total of 4,300 GPUs in Tier 3 data centers in Quebec and Stockholm. The Company has found growing demand for the A40 GPU, and thus the majority of the 480 SuperMicro servers now run 8 Nvidia A40 GPUs.

The Company for the three months ended June 30, 2025 realized $4.8 million of revenue from the HPC business.

In total the Company is operating approximately 5,150 Nvidia GPUs as of this report date, primarily comprised of the 344 Nvidia H100 GPU, 504 Nvidia H200 GPUs and approximately 4,300 Nvidia A-series GPUs (A40s and A5000).

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

On May 27th, 2025, the Company announced it had reached $20M ARR target for the HPC business. The Company has realized peak daily revenue of $63,000 from the HPC business, which is approximately $23M ARR.

Since the Company uses a business-to-business model, it does not control the customer engagement and marketing of the marketplace platforms where the GPUs are rented, there can be fluctuations in the demand outside of the Company's control. There are fixed costs associated with operating in a Tier 3 data center, and as such the operating margins can also vary if revenue drops, with certain fixed costs in place.

The Company previously noted it had elected to sell some A-Series GPUs which were not being used for HPC, to realize a positive return on investment from the sales price combined with the operating income of these GPU cards during their lifecycle. Accordingly, the Company has recorded a gain on the sale of equipment for the year ended March 31, 2025, on the sale of these GPU cards which were fully depreciated. The revenue generated from the operation of these GPU cards combined with the proceeds on sale, exceeded the original purchase price, and accordingly represent an accretive investment with a positive return on investment. The Company used these proceeds to purchase next generation Nvidia GPU hardware to expand towards its $20 million annualized revenue target for calendar H1 2025. On December 23, 2024, the Company announced the purchase of a 32 node HGX cluster of Nvidia H100 GPUs (totalling 248 GPUs) with Infiniband, and a 64 node HGX cluster of Nvidia H200 GPUs (totalling 504 GPUs) with Infiniband as well. The 31 node H100 cluster was expected to add approximately $4 million of revenue annually once fully rented to customers, and the H200 cluster is expected to add approximately $9 million of revenue annually once fully rented to customers. Thus, in addition to the previous run-rate revenue of $10 million (prior fiscal quarter of $2.5 million translates to $10 million of annualized HPC revenue), once fully deployed the Company expected HPC annualized revenues of approximately $23 million. Thus, in effect, since peak daily revenues of $63,000 were realized, the $23 million ARR target has been reached. References to annualized revenue and run-rate revenue are considered future-oriented financial information. Readers should be cautioned that this information is used by the Company only for the purpose of evaluating the merit of this line of its business operations and may not be appropriate for other purposes.

2024 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the short form base shelf prospectus dated September 11, 2024, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs, other than those objective and milestones that the Company has previously announced or disclosed as having been completed or achieved.

Business Objective / Milestone	Status	Estimated Costs	Expenditures to Date
Review sites for potential expansion opportunities.	Complete. After evaluating both existing and new jurisdictions to diversify operations and mitigate regulatory risk, the Company intends to construct a 100 MW facility in Paraguay.	$56 million for infrastructure; $115 million for ASIC miners(1)	$133.3 million(6)
Construct a 100 MW green energy mining facility in Paraguay.	Construction of 100 MW at the Valenzuela Facility is in progress. Energization is scheduled for September 2025, with full deployment expected by the end of calendar 2025. The Company anticipates a break-even period of approximately 750 days (as of June 1, 2025) on infrastructure and equipment investment.	$171 million(1)	$133.3 million(6)
Evaluate potential development of an 8 MW data center in Canada.	Ongoing, the Company is evaluating the acquisition and development of a new facility with an estimated cost of C$130 million. No guarantee of proceeding under current terms.	$130 million	nil

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Business Objective / Milestone	Status	Estimated Costs	Expenditures to Date
Upgrade ASIC miner fleet to improve operational efficiency.	Complete.

As of March 2025, approximately 3,000 ASIC miners in Sweden with 38 J/TH efficiency or lower have been unplugged and replaced with Canaan Avalon 1566 miners.

As of March 2025, 500 38 J/TH efficiency or lower ASICs were upgraded at the HIVE Lachute Facility with Canaan Avalon 1566 miners.

	As of March 2025, 500 38 J/TH efficiency or lower ASICs were upgraded at the HIVE New Brunswick Facility with Scrypt ASICs. Between January and February 2025, 4,500 additional units at this facility were upgraded to Canaan Avalon 1566 miners.	$12 million per 10 MW upgrade	$22.2 million
Expand HPC operations to increase revenue.	Complete. For the year ended March 31, 2025 the Company realized a revenue of $10.0 million, with its 248 Nvidia H100 GPUs operational in Québec. On May 27th, 2025, the Company announced it had reached $20M ARR target for the HPC business with its installed 504 Nvidia H200 GPUs. The Company has realized peak daily revenue of $63,000 from the HPC business, which is approximately $23M ARR.	$30 million(2)	$36 million
Upgrade HIVE Facilities located in Sweden, to Tier 3 HPC data centers.	Ongoing, the Company plans to upgrade the HIVE Facilities located in Sweden	$26.5 million	nil
Expand AI-focused GPU computing capacity at the Montreal facility.	Complete. The Company acquired a 64-node NVIDIA H200 GPU cluster, along with InfiniBand and ethernet connections, which has been deployed at the Montreal Facility during the period ended June 30, 2025.	$25.65 million(2)	$25.9 million
Increase global hashrate to 12.1 EH/s.	Complete. On July 23, 2025, the Company announced that it had surpassed 13 EH/s.	$171 million. (1)	$133.3 million(6)
Review sites for potential expansion opportunities with 40 MW of available power capacity.	Complete. The Company recently acquired a 6MW site in Sweden in fiscal 2024 and signed a 100 MW PPA in Paraguay as announced in July 2024(3).	Revised to $75 million to $85 million(4)	$43.9 million[5]

Notes:

(1)	The Company estimates that it will cost an aggregate of $171 million to achieve these objectives.
(2)	These figures reflect an aggregate of $30 million spent on these objectives, of which approximately $25.65 million has been spent specifically on AI-focused GPU computing capacity at the Montreal Facility. An additional approximately $4.35 million was spent towards expansion of the Company's HPC operations, generally.
(3)	Achieved in In March 2025.
(4)	These figures reflect an approximate $56 million cost for the construction and infrastructure of the 100 MW HIVE Valenzuela Facility.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

(5)	This objective supersedes the objective disclosed above under the heading 2023 Business Objectives and Milestones. See note 3 to the table above under the heading "2023 Business Objectives and Milestones".
(6)	These figures reflect an aggregate of $133.3 million spent on these objectives as a whole.

2023 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the amended and restated short form base shelf prospectus dated May 1, 2023, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs, other than those objective and milestones that the Company has previously announced or disclosed as having been completed or achieved.

Business Objective / Milestone	Status	Estimated Costs	Expenditures to Date
Upgrade fleet of ASIC Miners to an efficiency of 30 J/TH.(1)	Complete, with more machines purchased than initially budgeted due to attractive deals in the market for low $/TH	$30 million	Approximately $31 million
Review sites for potential expansion opportunities with 40 MW of available power capacity.(3)	Complete. The Company acquired a 6 MW site in Sweden in fiscal 2024 and signed a 100 MW PPA in Paraguay as announced in July 2024. The Company continues to evaluate further sites and expansion opportunities.	$75 million to $85 million	$43.9 million(2)
Expand revenue from HPC line of operations by a factor of 10.	Complete. All equipment required to complete this milestone is installed and operating, and as of the date hereof the Company has expanded the HPC line of operations by a factor of 10 (that is growing from $1 million to $10 million annual run-rate revenue[1] ("ARR")). For the year ended March 31, 2025 the Company realized a revenue of $10.0 million, with its new Nvidia H100 cluster operation in Québec. The Company achieved the $10 million ARR target, and still maintains a $20 million ARR target for calendar H1 2025 with future expansions of GPUs for HPC computing.	$5.3 million	$10.8 million

Notes:

(1) Note that there is considerable overlap between the goals of increasing efficiency, increasing hashrate, and acquiring new miners.

(2) Note that this objective continues into the 2024 Business Objectives and Milestones. See note 5 to the table below under the heading "2024 Business Objectives and Milestones".

(3) This objective has been superseded by the objective disclosed below. See note 3 to the table below under the heading "2024 Business Objectives and Milestones".

1 The Company calculates run-rate revenue on an annual basis by multiplying the revenue realized per week times 52 weeks per year. As context dictates, the Company may calculate run-rate revenue on an annual basis by multiplying the realized revenue per day times 365 days per year, or per quarter times four quarter per year.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

CONSOLIDATED RESULTS OF OPERATIONS ON A QUARTERLY BASIS

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
(in thousands)

Revenue from digital currency mining	$40,797	$28,148	$26,687	$20,765	$29,636
High performance computing hosting	4,814	3,013	2,542	1,883	2,605
	45,611	31,161	29,229	22,648	32,241

Operating and maintenance	(28,983)	(21,787)	(23,465)	(21,903)	(21,004)
High performance computing service fees	(809)	(596)	(487)	(345)	(544)
Depreciation	(22,011)	(17,967)	(18,050)	(15,379)	(13,094)
	(6,192)	(9,189)	(12,773)	(14,979)	(2,401)

Gross operating margin	15,819	8,778	5,277	400	10,693
Gross operating margin % (1)	35%	28%	18%	2%	33%
Gross margin %	(14%)	(29%)	(44%)	(66%)	(7%)

Net realized and unrealized gains (losses) on digital currencies (2)	23,161	(26,416)	77,386	4,646	(21,942)

General and administrative	(5,750)	(5,260)	(4,564)	(3,381)	(3,443)
Foreign exchange gain (loss)	2,872	(1,046)	(4,695)	1,786	(1,152)
Share based compensation	(5,750)	(4,639)	(3,526)	(2,234)	(489)
Unrealized gain (loss) on investments	8,172	(6,699)	9,651	8,383	7,732
Realized loss on investments	-	-	(311)	-	-
Change in fair value of derivatives	16,436	2,028	489	520	615
Provision on sales tax receivables	1,367	-	-	966	-
Gain on sale of mining assets	1,312	2,060	6,924	5,190	4,319
Other income (expenses)	325	(33)	122	131	126
Finance expense	(288)	(596)	(419)	(630)	(645)
Tax expense	(649)	(3,159)	(123)	(318)	(1,008)
Net income (loss) from continuing operations	$35,016	$(52,949)	$68,161	$80	$(18,288)

EBITDA (1)	$57,964	$(31,227)	$86,753	$16,407	$(3,541)
Adjusted EBITDA (1)	$44,599	$(30,676)	$82,866	$11,965	$(7,986)

(1) Non-GAAP measure. A reconciliation to its nearest US GAAP measures is provided under "Reconciliations of Non-GAAP Financial Performance Measures" below.

(2) Net realized and unrealized gains (losses) on digital currencies is calculated as the change in fair value (gain or loss) on the coin inventory, and the gain (loss) on the sale of digital currencies which is the  net difference between the proceeds and the carrying value of the digital currency.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

CONSOLIDATED RESULTS OF OPERATIONS ON A PERIOD END BASIS

	Three months ended June 30,
(in thousands)	2025	2024

Revenue from digital currency mining	$40,797	$29,636
High performance computing hosting	4,814	2,605
	45,611	32,241

Operating and maintenance	(28,983)	(21,004)
High performance computing service fees	(809)	(544)
Depreciation	(22,011)	(13,094)
	(6,192)	(2,401)

Gross operating margin	15,819	10,693
Gross operating margin % (1)	35%	33%
Gross margin %	(14%)	(7%)

Net realized and unrealized gains (losses) on digital currencies (2)	23,161	(21,942)

General and administrative	(5,750)	(3,443)
Foreign exchange gain (loss)	2,872	(1,152)
Share based compensation	(5,750)	(489)
Unrealized gain on investments	8,172	7,732
Change in fair value of derivatives	16,436	615
Provision on sales tax receivables	1,367	-
Gain on sale of mining assets	1,312	4,319
Other income	325	126
Finance expense	(288)	(645)
Tax expense	(649)	(1,008)
Net income (loss) from continuing operations	$35,016	$(18,288)

(1) Non-GAAP measure. A reconciliation to its nearest US GAAP measures is provided under "Reconciliations of Non-GAAP Financial Performance Measures" below.

(2) Net realized and unrealized gains (losses) on digital currencies is calculated as the change in fair value (gain or loss) on the coin inventory, and the gain (loss) on the sale of digital currencies which is the net difference between the proceeds and the carrying value of the digital currency.

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2025 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2024

Revenue:

  Revenue from digital currency mining was $40.8 million for the current period compared to $29.6 million in the prior period. The Company mined 406 BTC compared to 449 BTC in the comparative prior period as a result of the Bitcoin Halving on April 20, 2024, which halved the miner rewards from 6.25 BTC to 3.125 BTC per block.  The main reasons for the increase was the higher average Bitcoin price during the current period of $98,373 compared to $65,782 in the comparative prior period offset with the increase in network difficulty of an average of 122.6 trillion during the current period compared to 84.8 trillion in the comparative period resulting in the lower amount of BTC mined.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)
  Revenue from high performance computing hosting was $4.8 million for the current period compared to $2.6 million in the prior period. This increase can mainly be attributed to the deployment of the Nvidia H200 GPU cluster in the current period that was acquired in Q4F25. In addition, the revenue from the GPUs will vary based on the market demand from the GPU marketplace aggregators where these GPUs are listed.

Cost of sales:

  Operating and maintenance costs for digital currency mining were $26.8 million for the current period compared to $19.6 million in the prior period. These costs consisted of fees paid to suppliers (including local electricity providers), as well as service providers to operate our data centers.  These costs include daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data center equipment. The main reason for the increase was an increase in the Company's global hashrate resulting in an increase in electricity costs during the period.
  Operating and maintenance costs for high performance computing hosting were $2.1 million for the current period compared to $1.4 million in the prior period. These costs consisted of fees paid to suppliers, service providers to operate our data centers and all other costs directly related to the maintenance and operation of the data center equipment. The increase is attributable to the Company's expanded infrastructure, including ongoing operations at Tier 3 facilities in Montreal and Stockholm.
  High performance computing service fees are fees from GPU marketplace aggregators where these GPUs are listed and will vary based on the market demand in connection with the revenue from high performance computing hosting. The service fees were $0.8 million for the current period compared to $0.5 million for the prior period.
  Depreciation was $22 million for the current period compared to $13.1 million in the prior period. The increase was mainly attributable to additions as the Company expanded its fleet of ASIC machines.

Gross operating margin and gross margin:

  The gross operating margin from digital currency mining was $14 million in the current period compared to $10.0 million in the prior period. Gross operating margin is directly impacted by digital currency prices and the network difficulty level as this impacts revenue from mining operations. The increase in the gross margin is mainly due to the results of the above noted items under revenue and cost of sales.
  The gross operating margin from high performance computing hosting was $1.9 million in the current period compared to $0.7 million in the prior period. The increase in the gross margin is mainly due to the results of the above noted items under revenue and cost of sales.
  The gross margin was $15.8 million in the current period compared to $10.7 million in the comparative prior period. The increase in the gross margin is mainly due to the results of the above noted items under revenue and cost of sales.

Net realized and unrealized gains (losses) on digital currencies:

  The Company recognized an unrealized gain on revaluing its digital currencies of $5.9 million compared to a loss of $20.7 million in the prior comparative period. The Company mainly holds Bitcoin as a digital currency. During the current period ended, the price of Bitcoin increased from an average price of $85,138 in March 2025 to $105,737 in June 2025, whereas, the price of Bitcoin decreased from an average price of $67,381 in March 2024 to $66,057 in June 2024.
  In addition, the Company disposed of digital currencies with a total gross value of $207.1 million during the current period. Of this amount, $66.4 million represented cash proceeds, while the remaining $140.7 million (representing 1,565 BTC) was used as non-cash consideration for equipment deposits with Bitmain. The Company recognized a realized gain of $17.3 million on the gross disposal amount of $207.1 million.  In the prior comparative period, the Company recorded proceeds of $15.5 million and recognized a loss on such sales of $1.2 million.

Other items:

  General and administrative expenses were $5.8 million in the current period compared to $3.4 million in the prior period. Professional, advisory and consulting expenses increased by $1.1 million; marketing expense increased by $0.1 million; office, administration, and regulatory expenses increased by $0.6 million, management fees, salaries, and wages increased by $0.6 million.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)
  Foreign exchange gain was $2.9 million in the current period compared to a loss of $1.2 million in the prior period due to the movement in exchange rates.  The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.
  Share based compensation expense was $5.8 million in relation to the options and restricted share units vested in the period compared to $0.5 million in the prior comparative period. The increase is mainly due to a grant of 2,797,000 RSU during the current period, amortization of 2,491,000 RSU granted on July 18, 2024, and 2,442,000 RSU granted on November 5, 2024.
  Unrealized gain on investments was $8.2 million compared to an unrealized gain of $7.7 million in the prior period.  The Company holds several investments some of which are traded in the active markets which fluctuate from time to time in value.  The Company purchased shares of a public company totalling $0.1 million in the current period.
  Change in fair value of derivatives was a gain of $16.4 million compared to a gain of $0.6 million in the prior period. During the current period, the Company transferred 1,565 Bitcoin as a deposit on equipment and received options to buy back the Bitcoin. These options were measured at fair value on the issuance dates. The derivative component is re-valued each reporting period using the Black-Scholes option pricing model and as a result the Company recognized a gain of $16.6 million on these Bitcoin options and recognized a loss of $0.2 million on the warrant liability derivative.
  Provision on sales tax receivable was $1.4 million compared to $nil in the prior period. During the period ended June 30, 2025, the Company received sales tax credits totalling $1.4 million connected to sales tax filing periods between July 2024 to March 2025.
  Gain on equipment sales was $1.3 million compared to a gain of $4.3 million in the prior period. The Company disposes of older generation ASIC mining equipment and legacy GPU cards that are nearly or fully depreciated as opportunities present themselves as part of upgrading its data center equipment.
  Other income was $0.3 million in the current period compared to $0.1 million in the prior period.
  Finance expense was $0.3 million in the current period compared to $0.6 million in the prior period.  This includes interest and accretion on the convertible debt, loans payable and the term loan. The decrease has been a result of the Company's repayment of its debts noted above.
  Tax expense was $0.6 million in the current period compared to an expense of $1 million in the prior period. The main reason for the increase is due to the tax attributes available compared to the prior period.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

CONSOLIDATED BALANCE SHEET

	June 30,	March 31,
(in thousands)	2025	2025
Cash	$24,601	$23,375
Amounts receivable and prepaids	34,520	15,343
Investments	33,694	24,136
Derivative asset	40,507	1,300
Digital currencies	47,326	181,146
Plant and equipment	320,400	202,848
Long term receivable	3,148	3,017
Deposits, net of provision	119,198	74,887
Right of use asset	5,340	5,546
TOTAL ASSETS	$628,734	$531,598

Accounts payable and accrued liabilities	$17,057	$15,377
Current portion of convertible loan - liability component	2,009	1,871
Current portion of lease liability	2,863	2,645
Acquisition loan payable	15,500	31,000
Term loan	3,333	3,558
Current portion of loans payable	3,077	2,792
Warrant liability	883	760
Current income tax liability	8,091	7,954
Loans payable	10,759	10,200
Lease liability	2,684	3,095
Deferred tax liability	1,957	3,209
TOTAL LIABILITIES	$68,213	$82,461

The following is a summary of key balance sheet items:

Cash

  Cash as at June 30, 2025, was $24.6 million, an increase of $1.2 million from the prior year. Refer to the Liquidity and Capital Resources section below for details on changes in cash.

Amounts receivable and prepaids

  Amounts receivable and prepaids increased by $19.2 million mainly as a result of an increase in GST/VAT receivable by $15 million, prepaids of $3.5 million and trade receivables of $0.7 million. The significant increase in GST/VAT receivable has been the result of VAT paid by the Company for imports of equipment into Paraguay.

Investments

  The Company holds a number of investments some of which are traded in active markets.  As a result, these investments fluctuate in value from time to time.  Investments increased by $9.6 million from the prior year mainly due to a mark to market on these investments, net of additions and disposals.  In the current period, the Company purchased investments of $0.1 million.

Digital currencies

  Digital currencies at June 30, 2025 mainly consisted of 435 Bitcoin (March 31, 2025 - 2,201 Bitcoin). The decrease in digital currencies was mainly due to 1,565 Bitcoin used towards equipment purchases. The Company entered into equipment purchase agreements whereby the Company was able to make the purchase in Bitcoin and also receive an option to repurchase the bitcoin in the future for a fixed price.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Plant and equipment

  Plant and equipment increased by $117.6 million mainly due to addition to the acquisition of assets in Paraguay of $139.3 million, offset by depreciation of $22 million during the period. The remainder of the change is a result of foreign exchange and disposal of equipment.

Long term receivable

  Long term receivable consists of value added tax receivables and a receivable on the sale of a subsidiary. The balance remained consistent with no significant change.

Derivative asset

  The Company entered into certain equipment purchase agreements to provide the Company with the right to pay for the equipment deposit using Bitcoin and if the Company chose to do so it would receive the right to repurchase the Bitcoin in the future for a fixed price.  On March 7, 2025, the Company issued $16 million of Bitcoin as a deposit on equipment and receive the right to buy back the bitcoin on either June 7, 2025 or September 5, 2025.  If the Company does not exercise the option on June 7, 2025, it loses the right to exercise the option on September 5, 2025. During the three month period ended June 30, 2025, the Company exercised an option and repurchased 86 Bitcoin at the strike price of $88 in connection with its repurchase right from March 7, 2025.

  During the three month period ended June 30, 2025, the Company transferred 1,565 Bitcoin as a deposit on equipment and received options to buy back the Bitcoin. The options were initially measured at fair value on the issuance dates of April 3, 2025, May 20, 2025 and May 26, 2025 using the Black-Scholes option pricing model.

  The options are re-valued each reporting period. As at June 30, 2025, the Company holds options to repurchase 1,651 Bitcoin (March 31, 2025 - 172) and the fair value of these options is $40.5 million.

Deposits

  Deposits mainly consist of equipment deposits and increased by $44.3 million during the period. The increase is mainly due to amounts prepaid for ASIC miner orders and related as the Company upgrades its ASIC fleet and its expansion into Paraguay by $27.9. million and an increase in deposit amounts paid to the Administración Nacional de Electricidad ("ANDE") of $15.9 million in relation to the 100 MW and 200 MW facilities in Paraguay.

Right of use assets

  Right of use assets decreased by $0.2 million mainly due to amortization expense of $0.8 million, offset by additions and foreign exchange of $0.6 million during the period.

Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities increased by $1.7 million during the period due to normal course of operations and due to timing of billings and payments.

Term loan

  As part of the Atlantic acquisition the Company acquired a $11.0 million term loan ("Atlantic Term Loans").  The Atlantic Term Loans were made up of two discrete balances; Term Loan 1 and Term Loan 2; and the total facility bears interest at 3.33% per annum and had a maturity date of June 30, 2024.  The Company renewed Term Loan 1 over a 1 year term bearing interest at 5.31% with a balance remaining of C$4.2 million, and Term Loan 2 was renewed at 5.15% over a 2 year term with a balance remaining of C$2.6 million. On June 30, 2025, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 4.39% with a balance remaining of C$2.8 million. The principal and interest payment is the same as noted above.

  The Atlantic Term Loans decreased by $0.5 million as a result of the repayment of principal amounts during the period.

  On April 21, 2025, the Company received a covenant amendment from its lender in relation to the Atlantic Term Loans maintained by HIVE Atlantic Datacentres Ltd. The lender formally withdrew the minimum working capital ratio of 1.2 to 1 and the maximum long term debt to tangible net worth ratio of 2 to 1, leaving the only remaining covenant of minimum debt service coverage ratio of EBITDA of 1.5 to 1. As at June 30, 2025, HIVE Atlantic Datacentres Ltd. was in compliance with the amended required debt service coverage ratio covenant.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Warrant liability

  As part of the change in the functional currency of HIVE Digital Technologies Ltd. from the Canadian dollar to the U.S. dollar during the year ended March 31, 2025, all of the Company's issued and outstanding warrants were reclassified from equity to liability. The warrants have strike prices denominated in Canadian dollars and are not indexed to the Company's stock because of the change in functional currency. The warrant is re-valued each reporting period.  As at June 30, 2025, the warrant liability was revalued at $0.9 million using the Black-Scholes option pricing model.

Acquisition loan payable

  As part of the acquisition of Zunz SA during the year ended March 31, 2025, the Company is required to make equal monthly instalments over six months following the closing on March 17, 2025. The balance has decreased as result of the Company making repayment of $15.5 million during the current period.

Current income tax liability

  The Company's current income tax liability increased by $0.1 million as a result of taxable income in its operations in Sweden and Canada after the use of its tax attributes within those jurisdictions.

Convertible loan

  The convertible loan liability component increased by $0.1 million as a result of  accretion and interest during the period.

  The convertible loan derivative component was re-valued each reporting period using the Black-Scholes option pricing model. Prior to the Company's change in functional currency on April 1, 2024, the Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of Hive Digital Technologies Ltd.  is Canadian dollars and the Convertible Loan is denominated in U.S. dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature was classified as a derivative liability. As of April 1, 2024, the conversion feature was reclassified to equity.

Loans payable

  The Company incurred a loan as part of the sale of the net assets of Boden Technologies AB. The loan facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  The increase of $0.8 million is mainly due to the accrued interest during the current period and foreign exchange.

Lease liability

  The lease liabilities mainly decreased by $0.2 million mainly because of lease payments made of $0.9 million during the period net of additions and foreign exchange of $0.7 million during the current period.

Deferred tax liability

  The Company's deferred tax liability at June 30, 2025 decreased by $1.3 million as a result of the changes in the tax attributes and balances within the jurisdictions for the operational subsidiaries in which they operate.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with US GAAP:

		REVISED	REVISED	REVISED
	Q1 2026	Q4 2025	Q3 2025	Q2 2025
(in thousands, except share amounts)	$	$	$	$
Revenue	45,611	31,161	29,229	22,648
Net income (loss)	35,016	(52,949)	68,161	80
Basic income (loss) per share	0.19	(0.34)	0.53	0.00
Diluted income (loss) per share	0.18	(0.34)	0.52	0.00

	REVISED	REVISED	REVISED	REVISED
	Q1 2025	Q4 2024	Q3 2024	Q2 2024
(in thousands, except share amounts)	$	$	$	$
Revenue	32,241	36,881	31,252	22,767
Net income (loss)	(18,288)	54,476	12,546	(28,747)
Basic income (loss) per share	(0.17)	0.55	0.14	(0.34)
Diluted income (loss) per share	(0.17)	0.55	0.14	(0.34)

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company has been reliant on external financing to take advantage of growth opportunities while preserving its cryptocurrency assets.  The Company's success is dependent on the Company's ability to efficiently mine and liquidate digital currencies and its profitability in its HPC business revenue stream.

As at June 30, 2025, the Company had a working capital balance of $127.8 million (March 31, 2025 - $179.3 million) and has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at June 30, 2025 as compared to March 31, 2025 was an increase of $1.2 million as a result of the following cash flows:

  Cash provided by operating activities of $10.2 million;
  Cash used in investing activities of $61.9 million related to the purchase of equipment, and deposits on equipment; and
  Cash provided by financing activities of $52.9 million from share issuances, net of cash used for lease and debt payments.

As at June 30, 2025, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual
(in thousands)	cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$11,409	$11,409	$-	$-	$-
Term loan	3,333	3,333	-	-	-
Convertible loan	2,398	2,398	-	-	-
Lease commitments	5,910	3,100	2,799	11	-
Loans payable and interest	15,843	3,083	2,813	2,683	7,264
Total	$38,893	$23,323	$5,612	$2,694	$7,264

DIVIDENDS

The Company has never paid dividends.  Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs.  All of the common shares in the capital of Company would be entitled to an equal share in any dividends declared and paid on a per share basis.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

OUTSTANDING SHARE DATA

At June 30, 2025 and at the date of this report, the following securities were outstanding:

		Date of this	Exercise price
Total Outstanding as of:	June 30, 2025	report:	range:
Shares outstanding	204,325,008	229,600,303
Restricted Share Units	9,899,412	11,532,971
Stock options	2,711,300	2,711,300	C$1.35 - C$25.35
Warrants	3,220,000	3,220,000	C$5.00 - C$6.00

RECONCILIATIONS OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP measures in this report.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with US GAAP, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under US GAAP and therefore may not be comparable to other issuers.

Gross Operating Margin

The Company believes that, in addition to conventional measures prepared in accordance with US GAAP, it is helpful to investors to use the gross operating margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross operating margin is defined as total revenue less direct cash costs, being operating and maintenance costs and high performance computing service fees.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.

The following table provides illustration of the calculation of the gross operating margin for the last five quarters:

Calculation of Gross Operating Margin:	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
(in thousands)

Revenue (1)	$45,611	$31,161	$29,229	$22,648	$32,241
Less:
Operating and maintenance costs:	(28,983)	(21,787)	(23,465)	(21,903)	(21,004)
HPC service fees:	(809)	(596)	(487)	(345)	(544)
Gross Operating Margin	$15,819	$8,778	$5,277	$400	$10,693

Gross Operating Margin %	35%	28%	18%	2%	33%

(1) As presented on the statements of (loss) income and comprehensive income (loss).

Gross Mining Margin

The Company believes that, in addition to conventional measures prepared in accordance with US GAAP, it is helpful to investors to use the gross mining margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross mining margin is defined as revenue from digital currency mining less direct cash costs, being operating and maintenance costs related to these activities.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Gross mining margin is directly impacted by Bitcoin price and Bitcoin network Difficulty (which are both publicly available statistics).  The Difficulty is an integer value that is proportional to the number of hashes required to solve a block.  Revenue is directly proportional to Bitcoin price, and inversely proportional to Difficulty.

The following table provides illustration of the calculation of the gross mining margin for the last five quarters:

Calculation of Gross Mining Margin:	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
(in thousands)

Revenue from digital currency mining	$40,797	$28,148	$26,687	$20,765	$29,636
Less:
Mining operating and maintenance costs:	(26,843)	(20,195)	(21,837)	(20,416)	(19,593)
Gross Mining Margin	$13,954	$7,953	$4,850	$349	$10,043

Gross Mining Margin %	34%	28%	18%	2%	34%

Gross Compute Margin

The Company believes that, in addition to conventional measures prepared in accordance with US GAAP, it is helpful to investors to use the gross HPC margin to evaluate the Company's performance and its ability to generate cash flows and service debt for its HPC business.  The gross HPC margin is defined as revenue from high performance computing hosting less direct cash costs, being operating and maintenance costs related to these activities and high performance computing service fees.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP.

The following table provides illustration of the calculation of the gross HPC margin for the last five quarters:

Calculation of Gross HPC Margin:	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
(in thousands)

High performance computing hosting	$4,814	$3,013	$2,542	$1,883	$2,605
Less:
HPC operating and maintenance costs:	(2,140)	(1,592)	(1,628)	(1,487)	(1,411)
HPC service fees:	(809)	(596)	(487)	(345)	(544)
Gross HPC Margin	$1,865	$825	$427	$51	$650

Gross HPC Margin %	39%	27%	17%	3%	25%

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for by removing other non-cash items, including share-based compensation, finance expense, depreciation and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Calculation of EBITDA & Adjusted EBITDA:			REVISED	REVISED	REVISED
(in thousands)	Q1 2026	Q4 F2025	Q3 F2025	Q2 F2025	Q1 F2025
Net income (loss) (1)	35,016	(52,949)	68,161	80	(18,288)
Add the impact of the following:
Finance expense	288	596	419	630	645
Depreciation	22,011	17,967	18,050	15,379	13,094
Tax expense	649	3,159	123	318	1,008
EBITDA	57,964	(31,227)	86,753	16,407	(3,541)
Change in fair value of derivatives	(16,436)	(2,028)	(489)	(520)	(615)
Provision on sales tax receivables	(1,367)	-	-	(966)	-
Gain on sale of mining assets	(1,312)	(2,060)	(6,924)	(5,190)	(4,319)
Share-based compensation	5,750	4,639	3,526	2,234	489
Adjusted EBITDA	44,599	(30,676)	82,866	11,965	(7,986)

(1) As presented on the statements of (loss) income and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at June 30, 2025, the Company had $0.4 million due to the Executive Chairman, CEO and CFO (March 31, 2025 - $0.3 million) for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at June 30, 2025, the Company had $nil (March 31, 2025 - $nil) due to a company controlled by the Executive Chairman, a director of the Company included in accounts payable and accrued liabilities.  For the three months year ended June 30, 2025, the Company paid $82,000 (June 30, 2024 - $64,000) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three months  ended June 30, 2025, key management compensation includes salaries and wages paid to key management personnel and directors of $0.4 million (2024 - $0.3 million) and share-based payments of $3.0 million (2024 - $0.3 million).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with US GAAP.  Significant accounting policies are described in Note 3 of the Company's financial statements as at and for the year ended March 31, 2025.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant estimates and judgements are detailed in Note 2 to the consolidated financial statements for the year ended March 31, 2025.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price as at June 30, 2025.

(in thousands)	Impact of 5% variance in price
Bitcoin	$2,323

RISKS AND UNCERTAINTIES

The Company faces multiple risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings including under the heading "Risk Factors" in the Company's annual information form for the year ended March 31, 2025, and this MD&A, all of which are available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.  These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations.  Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations.  If any such risks occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

The Company is exposed to risk related to the volatility/momentum pricing of any digital currency mined by the Company and held in inventory.  Wide fluctuations in price, speculation, negative media coverage (highlighting for example, financial scandals related to crypto exchanges, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company currently holds Bitcoin primarily.  Other coins that we mined using our GPU-based systems yield mining rewards in those cryptocurrencies, however, those coins were regularly exchanged for Bitcoin.  As a result, the Company is more exposed to volatility in the Bitcoin market.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole.  Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Regulatory action, particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations.  Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin.

The Company currently has operations in Canada, Sweden and Paraguay and faces geopolitical risks.  Geopolitical risk is the wide array of risks associated with conflict or tensions between states as well as events or trends with global or international dimensions that increase risks for the operations of companies. The Company's business and financial operations are susceptible to regional and global economic, geopolitical and regulatory changes. Geopolitical risk may lead to increased volatility in the global capital and energy markets, difficulty in conducting business in certain geographies, an increased threat of targeted cyber-attacks, and has the potential to introduce reputational risk. More broadly, the future of global trade remains uncertain, as countries look to decrease reliance on the global supply chain and nations with differing values. Increased protectionism and economic nationalism could reshape global alliances and financial systems as the supply of critical goods of economic and national importance (e.g., energy, critical minerals, semiconductors) remains one of the top priorities of governments. The Company continues to monitor these developments and others, and will assess the implications on its business.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining. Failing to grow the Company's hashrate may result in failing to compete, and operations and revenue could suffer.

A key factor in the Company's profitability of its mining operations is the cost of electricity in the regions where the Company has mining operations.  Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate.  In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming deductions for back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

In particular, the Russian invasion Ukraine which began on February 24, 2022, is affecting the supply of oil and natural gas in Europe.  While it is impossible to predict what ongoing affect the war in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by our ability to enter into forward energy agreements for the purchase of electricity.  Our Swedish operation utilizes approximately 43.5 MW of renewable hydroelectric energy, which represents approximately 12% of our global overall utilization of hydroelectric and geothermal energy.

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. The Company's ability to utilize any at-the-market offering program (each, an "ATM Program") and the prices at which securities may be sold in each such ATM Program, as well as capital market conditions in general are not assured and there is share dilution resulting from an ATM Program and from other equity issuances. In general, volatile securities markets impacting security pricing unrelated to operating performance are unknown and are major factors in obtaining capital on terms which are economic or at all.

As a measure of security against hackers, the Company holds its Bitcoin in segregated, secure storage wallets, maintained by Fireblocks and Bank Frick (collectively, the "Custodians"), leading providers of crypto asset secure storage and management, that specialize in securely storing cryptocurrencies.  HIVE has not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  HIVE's Bitcoin is not stored on any exchange.  HIVE's Bitcoin is never "staked" for mining purposes (See our definition of "Proof-of-Stake") or loaned to any third party.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

Notwithstanding our proactive arrangements to protect our Bitcoin from hackers, there is no guarantee that our security measures, or the security measures of the Custodians, will be effective.  Cybersecurity is a challenge for the Bitcoin blockchain, cryptocurrencies in general and financial systems worldwide.  The threat is magnified by the presence of state-sponsored criminals.  While it is believed that historically state-sponsored criminal activity has been directed away from financial industry targets, there is no assurance that this tendency will continue.  In addition, the lack of regulatory structure applicable to blockchains may make them more targetable.

The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more of our storage solutions fails or is compromised.  In addition, due to the relative newness of the cryptocurrency industry and the regulatory environment in which conventional financial service providers operate, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance in the broader financial services industry, which may materially adversely affect the value of the Company's digital currency inventory and the Company's long-term prospects.

From time to time, we liquidate BTC in order to generate cash for working capital.  For brief periods, our Bitcoin must be transferred to an exchange in order to facilitate the sale.  During such times when our BTC, or the cash proceeds of our BTC, is held by an exchange, there is risk related to the exchange, itself.  A financial failure by the exchange could result in our losing some or all of the BTC and/or cash that is held by the exchange at the time of the failure.  The Company makes best efforts to transact using exchanges that are most reliable and financially secure, however, there remains a risk of an exchange failure at a time when the Company's assets are in the exchange's custody.

There is also a risk that the Company could be negatively affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The Bitcoin blockchain has undergone four Halvings since its inception.  Most recently, in April 2024, the Bitcoin Block Reward decreased from 6.25 BTC to 3.125 BTC per block and, consequently, the number of new Bitcoin issued to miners as a subsidy decreased from 900 per day to 450 per day, excluding transaction fees.  Thus, while Halvings may thus have a significant negative short- to medium-term impact on miners such as the Company, it is expected that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable.  The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.  A Bitcoin Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140.  The next Bitcoin Halving is expected to occur in April 2028.  While Bitcoin prices have had a history of price fluctuations around Bitcoin Halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern. In addition, the open-source structure of the Bitcoin network protocol means the developers to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in our securities.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory (principally Bitcoin) in order to pay for its ongoing expenses. In particular, such expenses could include contractual obligations for equipment purchases and the cost of maintaining the Company's facilities.  Such sales of our cryptocurrency assets may not be available at economic values. The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price.  The market price of the Company's common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. In addition, the price of cryptocurrency mining equipment is volatile and subject to severe swings as well as risks related to the concentration of manufacturing to only a few suppliers. This exposes to the company to the capital costs of ongoing equipment upgrades as cryptocurrency mining equipment and other necessary hardware are subject to malfunction, technological obsolescence and physical degradation.

Given the relative novelty of digital currency mining and associated businesses as compared with traditional industry sectors, historical data required by insurance carriers and designers of insurance products is insufficient.  As a result, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  Consequently, we may have inadequate insurance coverage as compared to companies in traditional long-standing industries.  While the Company takes measures to mitigate against losses of physical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use, mine or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices or constricting its mining operations or even relocating its operations to friendlier jurisdictions which may entail additional security risks.  The Company may liquidate a portion of its digital currency inventory, partially, to mitigate the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully in this report.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for cryptocurrency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to cryptocurrency mining would be one of the first allocations to be curtailed or eliminated during such periods of high demand.  While the Company's facilities are located in jurisdictions that have historically been friendly to crypto mining and have adequately robust electrical grids, there is no assurance that such policies will continue. We note an increased preponderance of anti-crypto and anti-crypto-mining sentiment in many jurisdictions.  In particular, the political environment in some jurisdictions may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands and evolving demands related to the growth in electric vehicles increase in significance. Due to the fact that cryptocurrency mining is an energy-intensive undertaking, as a result grid operators and regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, increase taxes on the purchase of electricity used to mine Bitcoin, or even fully or partially ban mining operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.  Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

The Company is developing a high performance computing (HPC) business segment.  The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company's control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company's planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. In addition, to remain competitive, the Company will continue to invest in hardware and equipment at its facilities required for maintaining the Company's HPC activities. Should competitors introduce new services/software embodying new technologies, the Company recognizes its hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment. There can be no assurance that HPC hardware will be readily available when the need is identified.

The Company cautions that global uncertainty with respect to the worldwide outbreak of a contagious diseases or viruses such as COVID-19 virus and their effect on the broader global economy continues to be a concern.  Future rapid spread of contagious diseases may have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; development of a new high performance computing business, the Company's strategic partnerships; the cost of energy in each of the jurisdictions where we conduct mining operations; potential and existing regulation of the availability of electricity; potential regulatory developments, the Company's strategy to acquire, develop and operate data centers and potential alternative computing services;  expected mining capacity; the Company's plans to manage its data centers and trading operations from Bermuda; the value of the Company's digital currency inventory; projected growth and estimates for the high performance computing business, the overall business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, historical prices of digital currencies; electricity pricing; the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains a "financial outlook" in the form of gross operating margins, which are intended to provide additional information only and may not be an appropriate or accurate predictions of future performance and should not be used as such.  The gross operating margins disclosed in this Management Discussion and Analysis are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the "Risk Factors" section contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof or thereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, have designed, or caused to be designed under their supervision, disclosure controls and procedures ("DC&P"), to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the Annual Filings were prepared; and

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

ii) information required to be disclosed by the Company in the Annual Filings, interim filings or other reports filed or submitted by the Company under securities legislation was recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company's CEO and CFO, evaluated, or caused to be evaluated, the effectiveness of the Company's DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings as of March 31, 2025, and concluded that such DC&P were effective.

Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Management, under the supervision of the CEO and CFO, have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

Management, under the supervision of the CEO and CFO of the Company, have evaluated the effectiveness of its ICFR as defined in National Instruments 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The control framework used for this evaluation was the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission Management, under the supervision of the Company's CEO and CFO, concluded that, as of March 31, 2025, the ICFR were effective and had no material weakness.

Changes in internal control over financial reporting

There were no changes in the Company's ICFR that materially affected, or were reasonably likely to materially affect, the Company's ICFR during the period beginning on April 1, 2025 and ended June 30, 2025.

Going forward, we are working to accelerate the response time to our requests to some of our departments for disclosure- related information. In response to various routine tax assessments and inquiries from the CRA, we are commencing a search for an expert in this field to provide additional support to the accounting and reporting team.

Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company's management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management's evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/EDGAR.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hivedigitaltechnologies.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company.  In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws.  Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts.  This list may be updated from time to time.

HIVE Digital Technologies Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the period ended June 30, 2025
(Expressed in US Dollars unless otherwise indicated)

SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2025, the Company issued 1,175,441 common shares under the RSU plan upon the exercise of restricted share units.

Subsequent to the period ended June 30, 2025, the Company issued 24,099,854 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $52.9 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $2.19 (C$3.00). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.4 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement.

On July 8, 2025, the Company granted 2,809,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$3.03 per share and vesting on July 8, 2026.